Exhibit 99.(a)(1)(b)

Certificate of Establishment and

Designation of Additional Series and Share Classes

The undersigned, Secretary of abrdn Funds (the “Trust”), a multi-series Delaware statutory trust registered as an open-end, management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) does hereby certify that the following preambles and resolutions designating an additional series and class of shares of the Trust were duly adopted by the Board of Trustees of the Trust on May 21, 2025, all in accordance with the laws of the State of Delaware and pursuant to Article III, Sections 1 and 6 of the Trust’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), and that such resolutions are incorporated by reference into the Declaration of Trust in accordance with Article III thereof:

RESOLVED, that pursuant to Article III, Section 6 of the Amended and Restated Declaration of Trust, as amended and restated (the “Declaration of Trust”), the Trust shall add “abrdn Ultra Short Municipal Income Active ETF” as an additional series of the Trust, each comprised of an unlimited number of Shares (the “New Fund”); and it is further

RESOLVED, that a Share of the New Fund shall represent a proportionate interest in the New Fund and shall have equal rights with each other Share of the New Fund with respect to the assets of the Trust pertaining to the New Fund and shall have the rights, preferences, privileges and limitations as set forth in the Declaration of Trust; and it is further

RESOLVED, that the Secretary of the Trust is hereby authorized and directed to prepare a Certificate of Establishment and Designation of Additional Series memorializing the establishment and creation of each New Fund in accordance with these resolutions.

Dated: August 5, 2025	/s/ Megan Kennedy
Megan Kennedy
Secretary